Principal Financial Services, Inc. 711 High Street Des Moines, IA 50392 www.principal.com

May 20, 2026

Mr. Kamal Bhatia
Chief Executive Officer and President Principal Exchange-Traded Funds Principal Financial Group
Des Moines, IA 50392

Dear Mr. Bhatia:

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Exchange-Traded Funds –	Purchase Amount	Shares Purchased
Principal Securitized Debt ETF	$25.00	1
Principal Long Duration ETF	$25.00	1
Principal CLO ETF	$25.00	1
Principal Inflation Protection ETF	$25.00	1
Each share of the Principal Exchange – Traded Funds has no par value and a price of $25.00 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY	/s/ George Djurasovic
George Djurasovic
Interim General Counsel